Techs Loanstar, Inc.

319 Clematis Street, Suite 703

West Palm Beach, Florida 33401

Telephone (561) 514-9042

Facsimile (561) 514-9046

March 3, 2011

Mr. Jorge Bonilla

Securities and Exchange Commission

Washington, D.C. 20549

Re: Techs Loanstar, Inc.

       Form 10-K for the year ended April 30, 2010

       Forms 10-Q for the quarters ended July 31, 2010 and October 31, 2010

       File No. 333-143630

Dear Mr. Bonilla:

We are in receipt of your letter dated February 8, 2011 regarding our Form 10-K for the year ended April 30, 2010 and Forms 10-Q’s for the quarters ended July 31, 2010 and October 31, 2010.   Please see our responses below; we have numbered them to correspond with your comments.

Form 10-K for the Year Ended April 30, 2010

Item 9A(T)- Controls and Procedures

1.   We will amend our Form 10-K as well as our subsequent Form 10-Q’s to disclose the information required by Item 307.

Report of Independent Registered Public Accounting Firm, Page 1

2.  The amended accountants’ report will be amended to indicate that the Company is in the development stage.

3.  The amended accountants’ report as well as the headings of the financial statements will refer to the eleven months ended April 30, 2010 instead of the year, as appropriate.

4.  The amended accountants’ report will refer to the financial statements.

Statements of Operations, page 3

5.  We will amend the statements of operations and we confirm that all of the financial statements have been audited.

6.  We will amend the presentation of impairment of license to be included in loss from operations, pursuant to ASC 360-10-45-4.

Statements of Changes in Stockholders’ Deficit, page 4

7.  ZZPartners, Inc. (“ZZP”) was formed on April 22, 2008 and ZenZuu USA, Inc. (“ZenZuu”) was formed on June 5, 2009. Upon completion of the transaction, ZZP was treated as the accounting acquirer.  All financial statements after the transaction reflect the historical financial condition, results of operations and cash flows of ZZP, for all periods prior to the transaction and consolidated with ZenZuu from the date of the transaction.

Statements of Cash Flows, page 5

8.  We will amend the Cash Flow statement to present only the cash portion of the amount paid ($450,000) for the acquisition of the license, pursuant to ASC 231-10-50-3.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Barry Hollander

Barry Hollander

Chief Financial Officer